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AGI
LABORATORY
Greater Than Human Intelligence



About

The next great leap in civilization is Collective Intelligence — [illegible]

Our [illegible] project is "[illegible]" a collective intelligence research project, in part with the goal of Uplifting Humanity through collective intelligence, and showcasing next generation voting systems and methods for groups to work together in an organization and political governance

Invest in AGI Laboratory at Wefunder. Wefunder Disclosure

"For 150,000 years, our capacity to reason has remained unchanged. The combined intellects of the neuroscientists, mathematicians and ... hackers ... [ ] pales in comparison to the most basic A.I. Once online, a sentient machine will quickly overcome the limits of biology. And in a short time, its analytic power will become greater than the collective intelligence of every person born in the history of the world. So imagine such an entity with a full range of human emotion. Even self-awareness. Some scientists refer to this as "the Singularity."" -Transcendence [movie], 2014

Our most recent and important papers:

"Theoretical and hypothetical pathways to real-time neuromorphic AGI/post-AGI ecosystems" Published through Procedia Computer Science

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RECENT COMMENTS

AGI Laboratory Committed to Open-Source | transhumanity.net on Published or Released Research

(White Paper) Collective Superintelligence Systems: Augmenting Human Intelligence and Moving Beyond Narrow Artificial Intelligence – Building a better humanity on Published or Released Research

Patterns of an Uplifted Future – Building a better humanity on Published or Released Research

Collective Superintelligence Systems in a Nutshell – Building a better humanity on Published or Released Research

Confronting the Fear of AGI | transhumanity.net on Published or Released Research

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David J Kelley
David J Kelley
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Hello [name],

I wanted to let everyone know privately that AGI Laboratory was able to complete a private equity raise. This raise ended up being a 3x overage, and we are doing a Crowd Soured IPO to fund continued research and product to market costs for the next two years.

The company will focus on profitability from products and be a buyout target to ensure profitability for investors and stability for long-term research. AGI Laboratory's primary focus will still be research and development; we will be bringing two products to market, including:

The N-Scale Graph database, which can scale out dynamically on the fly, can work cross-cloud and in hybrid modes at speed. The driving reason for this database is to support big data at the scale needed by AGI and ASI systems in the future but has lots of applications now.

The other product is an e-governance system that, instead of being just an electronic voting system, actually uses a cognitive architecture designed for AGI systems to help synthesize thought, filter bias, and more. In preliminary tests, this system was able to perform at greater than human levels, and we plan to open-source this and have a SaaS version with a paid support option.

The most significant innovation is probably a technique we developed to build much more coherency from GPT-3 or other DNN based language models driving the hype behind Uplift right now.

I have a book that does a code level engineering walkthrough from the current system I can send you upon request, and your welcome to any of the peer-reviewed papers that we have published in the last six years.

Our goal is to raise awareness, and if you believe in the kind of research we are doing, we would love your support on Wefunder or just sharing a link on social media.

https://wefunder.com/agi.laboratory/

Disclosure: https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

Sincerely,

@DavidJKelley
AGI Laboratory – Principal Scientist
BCG – C.S.A.
BICA*AI – E.D.

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